FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian exchanges.

ICICI Bank has received a media query with respect to a whistleblower complaint. In order to avoid asymmetry of information and selective disclosure, the Bank is issuing this statement.

In March 2018, the Bank was made aware of an anonymous complaint which alleged the following relating to the financial statements of ICICI Bank in earlier years:

•	Irregularities in the conduct of some borrower accounts, resulting in incorrect asset classification. The complaint cited 31 loan accounts in respect of which the above was alleged.

•	Incorrect accounting of interest income and NPA recoveries as fees. No specific examples were cited in the complaint.

•	Overvaluation of security for corporate loans. No specific examples were cited in the complaint.

The complaint was treated as a whistle blower complaint and an enquiry was instituted as per the Whistle Blower Policy of the Bank under the supervision of the Audit Committee of the Board of Directors, without involvement of the senior management other than Internal Audit. The enquiry was carried out by Head of the Internal Audit Group under the supervision of the Audit Committee. The statutory auditors were provided periodic updates and their inputs were factored into the enquiry process. The interim report of the enquiry was reviewed in detail by the Audit Committee and statutory auditors, prior to finalization of the accounts for the year ended March 31, 2018 (FY2018). The findings in the interim report had no material impact on the financial statements for FY2018. The interim report has also been submitted to the regulator.

The position in respect of the 31 loan accounts, cited in the complaint, as on March 31, 2018 under Indian GAAP is as follows:

•	The loans outstanding were fully classified as non-performing, with provisions made as per applicable norms. These accounts were classified as non-performing between the year ended March 31, 2012 (FY2012) and the year ended March 31, 2017 (FY2017), other than two accounts which were classified by December 31, 2017.

Thus, all these loans had been classified as non-performing prior to the Bank becoming aware of the complaint.

•	The aggregate loans (gross of prudential/ technical write-offs) outstanding at March 31, 2018 were Rs. 60.82 billion (USD 898 million), about 1.1% of gross loans. The provision coverage (including prudential/ technical write-offs) was 50%.

Based on the procedures performed in the enquiry, the allegations relating to incorrect accounting of interest income and NPA recoveries as fees, and overvaluation of security for corporate loans, were not borne out. In certain accounts, transactions were observed that may have delayed the classification of the account as non-performing under Indian GAAP in earlier years. As mentioned earlier, all the above loans had been classified as non-performing and provided for as per applicable norms by December 31, 2017 itself.

As stated in our results for FY2018, in terms of the RBI circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 15% of the published net profits after tax for the reference period or (b) the additional Gross NPAs identified by RBI exceed 15% of the published incremental Gross NPAs for the reference period, or both. Based on the above, no disclosure on divergence in asset classification and provisioning for NPAs was required to be made by the Bank with respect to RBI's annual supervisory process for FY2017. ICICI Bank has a strong balance sheet with a total capital adequacy of 18.42% at March 31, 2018.

Further actions in this matter are being/ will be taken as directed by the Audit Committee.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 22, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager & Joint Company Secretary